BANKINTER
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

RECEIVED
2004 NOV -2 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

04045873

SUPPL

October, 27th 2004

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2004

- Balance Sheet as of July, august & September 2004, (Spanish Banking Committee) Reports # 1,2,3
- P&L September 2004 Spanish Banking Committee) Report # 4
- 2nd dividend for 2004(Stock exchange, press release, official gazette) Report # 5
- September 2004 financial Summary, Report # 6

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Yours sincerely,

Jose Luis Vega
Director

11/3

If you need further information about us visit: https://www.ebankinter.com/webcorporativa

JULIO 2004

GRUPO BANKINTER, S.A.

ACTIVO

1. Caja y dep. en bcos centrales		125.063
1.1. Caja	58.885	
1.2. Banco de España	41.689	
1.3. Otros bancos centrales	24.489	
2. Deudas del Estado		4.879.519
3. Entidades de crédito		1.387.075
3.1. A la vista	-104.641	
3.2. Otros créditos	1.491.716	
4. Créditos sobre clientes		17.321.891
5. Obligaciones y otros valores de renta fija		694.651
5.1. De emisión pública	7.136	
5.2. Otros emisores	687.515	
Pro memoria		
----------------- -----------------		
Títulos propios	0	
6. Acciones y otros títulos renta variable		134.806
7. Participaciones		64.327
7.1. En entidades de crédito	0	
7.2. Otras participaciones	64.327	
8. Participaciones en empresas grupo		78.338
8.1. En entidades de crédito		
8.2. Otras	78.338	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		9.796
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	9.796	
10. Activos materiales		132.001
10.1. terrenos y edificios uso propio	39.641	
10.2. Otros inmuebles	33.137	
10.3. Mobiliario, inst. y otros	59.223	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	

12. Acciones propias		12.227
Pro-memoria : nominal		0
13. Otros activos		625.759
14. Cuentas de periodificación		126.200
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**25.608.319**

CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		**1.754.092**
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.591.026	
1.4 Otros pasivos contingentes	163.066	

PASIVO

1. Entidades de crédito			4.023.186
1.1. A la vista		244.603	
1.2. Otros débitos		3.778.583	
2. Débitos a clientes			14.577.162
2.1. Depósitos de ahorro		10.300.808	
2.1.1. A la vista	6.912.536		
2.1.2. A plazo	3.388.272		
2.2. Otros débitos		4.276.354	
2.2.1. A la vista	0		
2.2.2. A plazo	4.276.354		
3. Débitos representados por valores negociab.			3.815.992
3.1. Bonos y oblig. circulación		1.788.125	
3.2. Pagarés y otros valores		2.027.867	
4. Otros pasivos			969.404
5. Cuentas de periodificación			193.256
6. Provisión para riesgos y cargas			268.691
6.1. Fondo pensionistas		7	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		268.684	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			56
6.ter 1. Por integración global y proporcional		56	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			95.204
7.1. Del grupo		86.107,000	
7.2. De minoritarios		9.097	
8. Pasivos subordinados			384.035
8.bis Intereses minoritarios			339.519
9. Capital suscrito			115.276
10. Primas de emisión			271.219

11. Reservas		437.006
11.bis Remanente		0
12. Reservas de revalorización		22.227
12.bis Reservas en sdades consolidadas		88.185
12.bis.1. Por integración global	22.436	
12.bis.2. por puesta en equivalencia	65.749	
12.bis.3. Por diferencia de conversión	0	
13. Resultados de ejercicios anteriores		0
TOTAL PASIVO		**25.608.319**

2. COMPROMISOS		**4.178.161**
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	4.360.774	
2.3 Otros compromisos	-182.613	
SUMA CUENTAS DE ORDEN	**5.932.253**	

AGOSTO 2004

GRUPO BANKINTER, S.A.

ACTIVO

1. Caja y dep. en bcos centrales		179.469
1.1. Caja	65.517	
1.2. Banco de España	89.130	
1.3. Otros bancos centrales	24.822	
2. Deudas del Estado		5.306.508
3. Entidades de crédito		1.325.107
3.1. A la vista	161.597	
3.2. Otros créditos	1.163.510	
4. Créditos sobre clientes		17.228.253
5. Obligaciones y otros valores de renta fija		771.214
5.1. De emisión pública	63.084	
5.2. Otros emisores	708.130	
Pro memoria		
------------------ ------------------		
Títulos propios	0	
6. Acciones y otros títulos renta variable		99.057
7. Participaciones		65.950
7.1. En entidades de crédito	0	
7.2. Otras participaciones	65.950	
8. Participaciones en empresas grupo		80.095
8.1. En entidades de crédito		
8.2. Otras	80.095	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		9.678
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	9.678	
10. Activos materiales		132.322
10.1. terrenos y edificios uso propio	39.685	
10.2. Otros inmuebles	34.038	
10.3. Mobiliario, inst. y otros	58.599	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	

12. Acciones propias		11.910
Pro-memoria : nominal		0
13. Otros activos		492.726
14. Cuentas de periodificación		118.382
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**25.837.337**
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		**1.713.169**
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.577.122	
1.4 Otros pasivos contingentes	136.047	

31/07/2004

PASIVO

1. Entidades de crédito			4.993.043
1.1. A la vista		177.213	
1.2. Otros débitos		4.815.830	
2. Débitos a clientes			14.192.608
2.1. Depósitos de ahorro		9.742.238	
2.1.1. A la vista	6.458.550		
2.1.2. A plazo	3.283.688		
2.2. Otros débitos		4.450.370	
2.2.1. A la vista	0		
2.2.2. A plazo	4.450.370		
3. Débitos representados por valores negociab.			3.958.048
3.1. Bonos y oblig. circulación		1.896.842	
3.2. Pagarés y otros valores		2.061.206	
4. Otros pasivos			531.027
5. Cuentas de periodificación			203.362
6. Provisión para riesgos y cargas			269.592
6.1. Fondo pensionistas		7	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		269.585	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			56
6.ter 1. Por integración global y proporcional		56	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			110.508
7.1. Del grupo		100.996,000	
7.2. De minoritarios		9.512	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			339.519
9. Capital suscrito			115.276
10. Primas de emisión			271.219

11. Reservas		437.004
11.bis Remanente		0
12. Reservas de revalorización		22.227
12.bis Reservas en sdades consolidadas		88.180
12.bis.1. Por integración global	22.431	
12.bis.2. por puesta en equivalencia	65.749	
12.bis.3. Por diferencia de conversión	0	
13. Resultados de ejercicios anteriores		0
TOTAL PASIVO		**25.837.337**

2. COMPROMISOS		**4.178.161**
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	4.464.647	
2.3 Otros compromisos	-286.486	
SUMA CUENTAS DE ORDEN	**5.891.330**	

0128
GRUPO BANKINTER
ACTIVO

	2004 SEPTIEMBRE (Miles de euros redondeados)
1. Caja y depósitos en bancos centrales	**354.324**
1.1. Caja	65.174
1.2. Banco de España	264.420
1.3. Otros bancos centrales	24.730
2. Deudas del Estado (incluye los Certificados del BE)	**5.549.729**
3. Entidades de crédito	**1.776.664**
3.1. A la vista	158.229
3.2. Otros créditos	1.618.435
4. Créditos sobre clientes	**17.473.231**
Pro-memoría: Entidades de contrapartida central	0
5. Obligaciones y otros valores de renta fija	**560.928**
5.1. De emisión pública	126.883
5.2. Otros emisores	434.045
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**30.884**
7. Participaciones	**69.116**
7.1. En entidades de crédito	0
7.2. Otras participaciones	69.116
8. Participaciónes en empresas del grupo	**81.586**
8.1. En entidades de crédito	0
8.2. Otras	81.586
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento.	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**9.561**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	9.561
10. Activos materiales	**132.474**
10.1. Terrenos y edificios de uso propio	40.048
10.2. Otros inmuebles	34.170
10.3. Mobiliario, instalaciones y otros	58.256
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsad	0
11.2. Resto	0
12. Acciones propias	**12.613**
Promemoria : nominal	1.514
13. Otros activos	**647.506**
14. Cuentas de periodificación	**123.887**
15. Pérdidas en sociedades consolidadas	**16.666**
15.1. Por integración global y proporcional	7.431
15.2. Por puesta en equivalencia	9.235
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**26.839.169**

PASIVO	
1. Entidades de crédito	**5.889.224**
1.1. A la vista	201.590
1.2. A plazo o con preaviso	5.687.634
2. Débitos a clientes	**13.948.731**
2.1. Depósitos de ahorro	9.889.778
2.1.1. A la vista	6.829.484
2.1.2. A plazo	3.060.294
2.2. Otros débitos	4.058.953
2.2.1. A la vista	0
2.2.2. A plazo	4.058.953
Pro-memoria:Entidades de contrapartida central	0
3. Débitos representados por valores negociables	**4.258.323**
3.1. Bonos y obligaciones en circulación	2.057.575
3.2. Pagarés y otros valores	2.200.748
4. Otros pasivos	**557.431**
5. Cuentas de periodificación	**207.816**
6. Provisiones para riesgos y cargas	**270.694**
6.1. Fondo de pensionistas	7
6.2. Provisión para impuestos	0
6.3. Otras provisiones	270.687
6 bis. Fondo para riesgos bancarios generales	**7.901**
6 Ter. Diferencia negativa de consolidación	**56**
6. ter 1. Por integración global y proporcional	56
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**127.874**
7.1. Del grupo	116.188
7.2. De minoritarios	11.686
8. Pasivos subordinados	**347.767**
8 bis. Intereses minoritarios	**289.489**
9. Capital suscrito	**115.276**
10.Primas de emisión	**271.219**
11.Reservas	**436.996**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**88.145**
12 bis 1. Por integración global y proporcional	22.396
12 bis 2. Por puesta en equivalencia	65.749
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**26.839.169**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.733.863**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.599.320
1.4. Otros pasivos contingentes	134.543
2. Compromisos	**4.441.619**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	4.380.931
2.3. Otros compromisos	60.688
SUMA CUENTAS DE ORDEN	**6.175.482**

GRUPO BANKINTER

	SEPTIEMBRE (Miles de euros redondeac
1. Intereses y rendimientos asimilados	609.434
De los que: De la cartera de renta fija	135.895
2. Intereses y cargas asimiladas	322.878
3. Rendimiento de la cartera de renta variable	15.547
3.1 De acciones y otros títulos de renta variable	10.541
3.2 De participaciones	6
3.3 De participaciones en el grupo	5.000
A) MARGEN DE INTERMEDIACION	**302.103**
4. Comisiones percibidas	160.410
5. Comisiones pagadas	35.642
6. Resultados de operaciones financieras	9.883
B) MARGEN ORDINARIO	**436.754**
7. Otros productos de explotación	3.021
8. Gastos generales de administración	211.284
8.1 De personal	120.367
De los que:	
Sueldos y salarios	84.449
Cargas sociales	22.604
De las que: Pensiones	2.379
8.2 Otros gastos administrativos	90.917
9. Amortización y saneamiento de activos materiales o inmateriales	11.684
10. Otras cargas de explotación	3.546
C) MARGEN DE EXPLOTACION	**213.261**
11. Resultados netos generados por Sociedades puestas en equivalencia	23.081
11.1 Participación en beneficios de sociedades puestas en equivalencia	28.706
11.2 Participación en pérdidas de sociedades puestas en equivalencia	79
11.3 Correcciones de valor por cobro de dividendos	5.546
12. Amortización del fondo de comercio de consolidación	1.062
13. Beneficios por operaciones grupo	1.601
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	1.601
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	1.553
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	1.553
15. Amortización y provisiones para insolvencias (neto)	32.699
16. Saneamiento de inmovilizaciones financieras (neto)	-1
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	5.080
19. Quebrantos extraordinarios	16.950
D) RESULTADO ANTES DE IMPUESTOS	**190.784**
20. Impuesto sobre beneficios	62.910
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**127.874**
E.1 Resultado atribuido a la minoría	11.686
E.2 Resultado atribuido al grupo	116.188

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

NEWS RELEASE — ***From: BANKINTER,S.A.***

Contact: Jose Luis Vega — Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso — Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS SECOND 2004 INTERIM DIVIDEND

Madrid, September 15th 2004 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on October 2nd 2004, it will pay its second 2004 interim dividend of 0.26432 Euros gross per share representing a net amount of 0.224672 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

#6



3rd QUARTER
SEPTEMBER
2004

FINANCIAL SUMMARY

BANKINTER
www.ebankinter.com

1.Financial highlights



Thousands of €	09/30/2004	09/30/2003	%	09/30/2004 Million US$ (1)
BALANCE SHEET				
Total assets	26,839,169	24,805,879	8.20	33,304.72
Credit facilities and loans	17,473,231	15,560,912	12.29	21,682.53
Credit facilities and loans ex-securitization	22,586,859	19,760,496	14.30	28,028.03
Customer funds	18,207,054	17,446,906	4.36	22,593.13
Off-balance-sheet managed funds	9,400,698	8,412,743	11.74	11,665.33
EARNINGS				
Net interest income	302,103	313,656	-3.68	374.88
Basic income	426,871	424,487	0.56	529.70
Total net ordinary revenue	436,754	440,974	-0.96	541.97
Net operating income	213,261	223,288	-4.49	264.64
Income before taxes	190,784	154,606	23.40	236.74
Net income attributed to the Group	116,188	98,553	17.89	144.18
RATIOS (%)				
Nonperforming loans/				
total risk exposure ex-securitization	0.24%	0.31%	-22.58	
Recorded allowance/nonperforming loans	697.39%	551.76%	26.39	
Efficiency ratio	48.38%	46.69%	3.62	
ROE	17.37%	16.81%	3.33	
ROA	0.60%	0.55%	9.09	
Capital ratios	12.10%	12.32%	-1.79	
Tier 1 capital	7.89%	8.06%	-2.11	
BANKINTER SHARES				
Number of shares	76,850,452	75,944,167	1.19	
Closing price	35.10	30.73	14.22	
EPS, Earnings per share (euros)	1.53	1.31	16.79	
DPS, Dividend per share (euros)	0.78	0.70	11.43	
BRANCHES AND CENTERS				
Number of branches	305	287	6.27	
Commercial management centers				
Company Business Units	39	40	-2.50	
Small Businesses	36	23	-	
Number of Private Banking Management Centers	32	30	6.67	
Corporate Partnerships	462	434	6.45	
Number of agents	999	981	1.83	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	3,189	3,040	4.90	

(1) 1Euro = 1,2409 US $

2.Introduction

In the third quarter the Bankinter Group maintained its positive earnings trend, showing an increase in net attributed income of 17.89% compared to the cumulative figure for the year-ago period. Recurring business continued to show sustained growth, enabling the basic margin to increase by 0.56% in the first nine months of 2004. Total assets increased by 8.20%.

The most noteworthy development in customer business was the major investments decided upon by the Bank in recent years. Income from Private Banking, which in the last two years expanded significantly in terms of both people and branches, rose by 9.07% after taxes. Also, income after taxes from the SME segment, which has continued to invest heavily in 2004, increased by 2.21%, a highly notable achievement bearing in mind the expense incurred in the opening of new branches, the results of which will doubtless become patent in the future. The reason for this positive performance is Bankinter's value proposal based on quality of service, innovative financial products and services and a fully integrated multichannel offering.

Bankinter continues to record positive business ratios, which taken as a whole mirror the strength of the Bank: ROE increased to 17.37%; ROA stood at 0.60%; the efficiency ratio was 48.38%; the ex-securitization nonperforming loan ratio was 0.24%, which is one of the best in the European banking industry; and earnings per share were €1.53, up 16.79% on the year-ago period.

In the third quarter Bankinter's share price rose by 12.25% to €35.10 at period-end.

Balance sheet and earnings

Bankinter's balance sheet as of September 30, 2004, showed substantial growth in the main aggregates. Total assets grew by 8.20% to €26,839 million; on- and off-balance-sheet customer funds amounted to €27,608 million as of September 30, 2004, up 6.76%, including most notably mutual funds and pension funds, which increased by 16.04% and 26.06%, respectively. The Bank's credit facilities and loans of €17,473 million increased 12.29% with respect to the same figure in 2003 and were up 14.30% excluding the effect of the mortgage securitizations performed since the last quarter of 2001.

Bankinter's income statement for the period ended September 30, 2004, showed variations in the main business margins: net interest revenue fell by 3.68%; basic margin grew by 0.56% and net operating income fell by 4.49%. Income before taxes, which rose by 23.40%, continued its upward trend.

The highlight of the income statement for this third quarter is the good performance in fees, which increased by 12.58% compared to the same period in 2003, due largely to the progress of mutual funds.

Also noteworthy is the sound contribution made to the Bankinter Group's accounts by the insurance business. In the first nine months of 2004, BK Seguros de Vida accounted for €14.50 million –including dividends- and Línea Directa Aseguradora contributed €11.43 million. The effect of the reduction in loan loss provisions, due to the efforts made in this connection in the last year, also fueled the positive trend of the Group's accounts.

Bankinter enjoys excellent creditworthiness thanks to its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €59.88 million, equivalent to 0.24% of the Bank's computable risk assets, an improvement with respect to the same quarter in 2003. Similarly, the ratio of the recorded allowance to nonperforming loans was 697.39%. Total loan loss provisions increased by 8.54% with respect to the same period in 2003. The statistical loan loss provisions that the Bank is required to record continue to reach the legally stipulated minimum.

On October 2, Bankinter paid the second 2004 dividend of €0.26432 per share, an increase of 12% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



Corporate Banking
Private Banking
Individuals
Small Bussines
81
80
79
78
77
76
75
Sep 03
Dec
Mar
Jun
Sep 04

By distribution channel



Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
83
71
79
77
75
Sep 03
Dec
Mar
Jun
Sep 04

Bankinter's multichannel strategy is faithfully reflected in its customer business activity. 68% of Bankinter's customers have dealings with the Bank through more than one channel, which shows that customers prefer to choose the most convenient way of caarying out their transactions with the Bank without being limited to a single channel.

In the last twelve months, total transactions increased by 14%, and volume increased significantly in all the main channels. The trend in the historical performance of transactions shows a clear increase in the importance of remote banking channels, which now represent 65% of transactions compared with 48% five years ago. The most popular channel is the Internet, on which more than 29 million transactions, 50% of the total, were performed in the last month.



Customers' satisfaction with the quality of the service provided by the different segments and networks generally increased in this third quarter. In the first nine months of the year the Net Satisfaction Index (ISN) has improved in all the Bank's segments and distribution networks, particularly in Private Banking, the core customer business.

Cross-selling increased to 5.91 products per customer in this third quarter, signaling a steady upward trend over the last twelve months.

The abandonment rate (abandonment is taken to mean almost total inactivity in a customer's account over a period of time), continues to be good and, standing at 6.91%, is considerably better than that for the year-ago period.

Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
50%
52%
34%
1998
1999
2000
2001
2002
2003
3Q2004
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


1 Channel
2 Channels
3 Channels
37%
31%
32%

Products by customer


6.0
5.9
5.8
5.7
5.6
5.5
Number of products
5.56
5.91
Sep 03
Dec
Mar
Jun
Sep 04

Abandonment rate


9
8
7
6
5
4
% Annual rate
7.59
6.91
Sep 03
Dec
Mar
Jun
Sep 04



5.Balance sheet

Thousands of €	09/30/2004	09/30/2003	Variation Amount	%
Cash on hand and on deposit at central banks	354,324	419,682	-65,358	-15.57
Government debt securities	5,549,729	3,691,232	1,858,497	50.35
Due from banks	1,776,664	3,092,478	-1,315,814	-42.55
Credit facilities and loans (1)	17,473,231	15,560,912	1,912,319	12.29
Fixed-income securities	560,928	1,004,468	-443,540	-44.16
Equity securities	181,586	149,989	31,597	21.07
Premises and equipment and intangibles	142,035	139,793	2,242	1.60
Treasury stock	12,613	15,264	-2,651	-17.37
Other assets	647,506	608,643	38,863	6.39
Accrual accounts	123,887	92,320	31,567	34.19
Losses at consolidated companies	16,666	31,098	-14,432	-46.41
Assets	**26,839,169**	**24,805,879**	**2,033,290**	**8.20**
Due to banks	5,889,224	4,724,774	1,164,450	24.65
Customer deposits	13,948,731	12,938,999	1,009,732	7.80
Marketable debt securities	4,258,323	4,507,907	-249,584	-5.54
Other liabilities	557,431	611,677	-54,246	-8.87
Accrual accounts	207,816	203,789	4,027	1.98
General risk allowance and other	278,651	254,673	23,978	9.42
Consolidated income	127,874	110,239	17,635	16.00
Subordinated liabilities	347,767	297,767	50,000	16.79
Minority interests	289,489	269,519	19,970	7.41
Paid-in capital	115,276	113,916	1,360	1.19
Reserves	730,442	704,586	25,856	3.67
Reserves at consolidated companies	88,145	68,033	20,112	29.56
Liabilities and shareholders' equity	**26,839,169**	**24,805,879**	**2,033,290**	**8.20**
(1) Credit facilities and loans ex-securitization	22,586,859	19,760,496	2,826,363	14.30



6.Customer funds and lending

Thousands of €	09/30/2004	09/30/2003	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	13,948,731	12,938,999	1,009,732	7.80
Government entities	222,292	248,958	-26,666	-10.71
Residents	13,291,861	12,286,719	1,005,142	8.18
Sight accounts	6,340,605	5,526,527	814,078	14.73
Time deposits	2,936,605	3,045,109	-108,504	-3.56
Securities sold under repurchase agreement	4,014,651	3,715,083	299,568	8.06
Nonresidents	434,578	403,322	31,256	7.75
Marketable debt securities	4,258,323	4,507,907	-249,584	-5.54
Total	**18,207,054**	**17,446,906**	**760,148**	**4.36**
Off-balance-sheet managed funds	**9,400,698**	**8,412,743**	**987,955**	**11.74**
of wich:				
Mutual funds	7,484,539	6,449,853	1,034,686	16.04
Pension funds	618,377	490,524	127,853	26.06
CREDIT FACILITIES AND LOANS				
Loans to government entities	30,149	9,020	21,129	234.25
Loans to resident borrowers	17,428,855	15,440,032	1,988,823	12.88
Commercial bills	1,045,032	966,497	78,535	8.13
Secured loans	12,145,968	10,690,741	1,455,227	13.61
Lease receivables	606,652	563,163	43,489	7.72
Other loans	3,631,203	3,219,631	411,572	12.78
Nonresident borrowers	335,033	374,980	-39,947	-10.65
Nonperforming loans	58,698	67,254	-8,556	-12.72
Subtotal	**17,852,735**	**15,891,286**	**1,961,449**	**12.34**
Loan loss allowance (excluding off-balance-sheet risks)	379,504	330,374	49,130	14.87
Total	**17,473,231**	**15,560,912**	**1,912,319**	**12.29**
Total ex-securitization	**22,586,859**	**19,760,496**	**2,826,363**	**14.30**





7.Analysis of credit risk

Thousands of €	09/30/2004	09/30/2003	Variation Amount	Variation %
Risk exposure ex-securitization	25,093,610	22,262,946	2,830,664	12.71
Total nonperforming balances	59,879	69,730	-9,851	-14.13
Total allowances	417,593	384,738	32,855	8.54
Mandatory allowances	417,593	382,738	34,855	9.11
Specific	24,107	35,470	-11,363	-32.04
General	182,037	159,075	22,962	14.43
Statistic	211,449	188,193	23,256	12.36
Nonperforming loans/total risk exposure ex-securitization (%)	0.24	0.31	-0.07	-22.58
Nonperforming loans/total risk exposure (%)	0.30	0.38	-0.08	-21.05
Nonperforming mortgage loans ratio ex-securitization (%)	0.14	0.18	-0.04	-22.22
Recorded allowance/nonperforming loans (%)	697.39	551.76	145.63	26.39
Recorded allowance/unsecured nonperforming loans (%)	591.62	480.55	111.07	23.11

Variations in nonperforming loans

Thousands of €	09/30/2004	09/30/2003	Variation Amount	Variation %
Opening balance (January 1)	64,664	63,172	1,492	2.36
+ Additions	79,665	99,890	-20,225	-20.25
- Recoveries	70,950	83,213	-12,263	-14.74
- Write-offs	13,500	10,119	3,381	33.41
Ending balance (September 30)	59,879	69,730	-9,851	-14.13
Balance of foreclosed assets	7,489	9,700	-2,211	-22.79

Nonperforming loans and allowances



450
400
350
300
250
200
150
100
50
Millions of euros
417.59
384.74
69.73
59.88
Sep 03
Dec
Mar
Jun
Sep 04
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



720
690
660
630
600
570
540
510
480
%
697.39
551.76
Sep 03
Dec
Mar
Jun
Sep 04

8.Comparative income statements

Thousands of €	2004		2003		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**25,866,727**	**100**	**24,119,798**	**100**	**1,746,929**	**7.24**
Interest and similar revenues	609,434	3.15	678,174	3.76	-68,740	-10.14
of which: fixed-income securities	135,895	0.70	127,284	0.71	8,611	6.77
- Interest and similar expenses	322,878	1.67	373,270	2.07	-50,392	-13.50
+ Equities portfolio revenues	15,547	0.08	8,752	0.05	6,795	77.64
= Net interest income	**302,103**	**1.56**	**313,656**	**1.74**	**-11,553**	**-3.68**
+ Fees and commissions, net	124,768	0.64	110,831	0.61	13,937	12.58
= Basic income	**426,871**	**2.20**	**424,487**	**2.35**	**2,384**	**0.56**
+ Revenue from financial transactions	9,883	0.05	16,487	0.09	-6,604	-40.06
= Total net ordinary revenue	**436,754**	**2.26**	**440,974**	**2.44**	**-4,220**	**-0.96**
- General administrative expenses	211,284	1.09	205,889	1.14	5,395	2.62
a) Personnel expenses	120,367	0.62	117,609	0.65	2,758	2.35
b) Other administrative expenses	90,917	0.47	88,280	0.49	2,637	2.99
- Depreciation and write-down of tangible and intangible assets	11,684	0.06	13,061	0.07	-1,377	-10.54
+ Other operating items	-525	0.00	1,264	0.01	-1,789	-141.53
= Net operating income	**213,261**	**1.10**	**223,288**	**1.24**	**-10,027**	**-4.49**
+/- Gains (losses) on companies carried by the equity method	23,081	0.12	14,687	0.08	8,394	57.15
- Amortization of goodwill in consolidation	1,062	0.01	2,254	0.01	-1,192	-52.88
+ Gains (losses) on Group transactions	48	0.00	63,616	0.35	-63,568	-99.92
- Write-offs and provisions for loan losses	32,699	0.17	118,276	0.66	-85,577	-72.35
of which: Statistical loan loss allowance	21,288	0.11	90,030	0.50	-68,742	-76.35
- Write-down of long-term financial investments	-1	0.00	-247	0.00	246	99.60
+/- Extraordinary income	-11,846	-0.06	-26,702	-0.15	14,856	55.64
= Income before taxes	**190,784**	**0.99**	**154,606**	**0.86**	**36,178**	**23.40**
- Corporate income tax	62,910	0.32	44,367	0.25	18,543	41.79
= Net consolidated income	**127,874**	**0.66**	**110,239**	**0.61**	**17,635**	**16.00**
- Income (loss) attributed to minority	11,686	0.06	11,686	0.06	0	0.00
= Income (loss) attributed to the Group	**116,188**	**0.60**	**98,553**	**0.55**	**17,635**	**17.89**

Income attributed to the Group







40
35
30
25
36.28
39.31
Millions of euros
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004

9.Quarterly statements of income

Thousands of €	2004					2003	
		Variation					
	3rd Q	3Q04/3Q03	3Q04/2Q04	2nd Q	1st Q	4th Q	3rd Q
Interest and similar revenues	205,742	-5.07%	1.06%	203,582	200,110	208,099	216,736
of which: fixed-income securities	46,072	14.53%	-4.67%	48,331	41,492	38,075	40,227
- Interest and similar expenses	108,448	-4.86%	1.31%	107,043	107,387	111,295	113,993
+ Equities portfolio revenues	2,086	62.08%	-70.19%	6,998	6,463	735	1,287
= Net interest income	**99,380**	**-4.47%**	**-4.01%**	**103,537**	**99,186**	**97,539**	**104,030**
+ Fees and commissions, net	40,461	4.15%	-0.99%	40,865	43,442	41,589	38,847
= Basic income	**139,841**	**-2.12%**	**-3.16%**	**144,402**	**142,628**	**139,128**	**142,877**
+ Revenue from financial transactions	-779	-109.20%	-118.98%	4,104	6,558	13,007	8,466
= Total net ordinary revenue	**139,062**	**-8.11%**	**-6.36%**	**148,506**	**149,186**	**152,135**	**151,343**
- General administrative expenses	70,347	-2.39%	-2.70%	72,299	68,638	79,582	72,067
a) Personnel expenses	39,627	-2.78%	-3.74%	41,167	39,573	42,297	40,759
b) Other administrative expenses	30,720	-1.88%	-1.32%	31,132	29,065	37,285	31,308
- Depreciation and write-down of tangible and intangible assets	4,055	1.76%	5.24%	3,853	3,776	3,900	3,985
+ Other operating items	-258	1190.00%	1.57%	-254	-13	540	-20
= Net operating income	**64,402**	**-14.44%**	**-10.68%**	**72,100**	**76,759**	**69,193**	**75,271**
+/- Gains (losses) on companies carried by the equity method	10,946	48.78%	47.98%	7,397	4,738	10,052	7,357
- Amortization of goodwill in consolidation	354	-48.84%	0.00%	354	354	374	692
+ Gains (losses) on Group transactions	-272	-100.46%	-1700.00%	17	303	600	58,860
- Write-offs and provisions for loan losses	10,168	-86.74%	-10.23%	11,327	11,204	13,200	76,699
of which: Statistical loan loss allowance	4,775	-92.87%	-22.19%	6,137	10,376	1,967	67,002
- Write-down of long-term financial investments	-1	50.00%	-	0	-	-4	-2
+/- Extraordinary income	-1,636	-87.73%	68.53%	-5,198	-5,012	-7,081	-13,337
= Income before taxes	**62,919**	**23.95%**	**0.45%**	**62,635**	**65,230**	**59,194**	**50,762**
- Corporate income tax	19,772	85.74%	-3.56%	20,501	22,637	20,651	10,645
= Net consolidated income	**43,147**	**7.55%**	**2.40%**	**42,134**	**42,593**	**38,543**	**40,117**
- Income (loss) attributed to minority	3,838	0.00%	-2.19%	3,924	3,924	4,054	3,838
= Income (loss) attributed to the Group	**39,309**	**8.35%**	**2.88%**	**38,210**	**38,669**	**34,489**	**36,279**

Basic income



150
140
130
120
142.88
139.84
Millions of euros
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004

Net operating income



85
75
65
55
45
75.27
64.40
Millions of euros
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004

10.Fees

Thousands of €	09/30/2004	09/30/2003	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	10,743	12,202	-1,459	-11.96
Fees ceded to agents, virtual banking	24,900	21,263	3,637	17.10
Total fees paid	**35,643**	**33,465**	**2,178**	**6.51**
FEES RECEIVED				
Guarantees and L/C	10,096	10,339	-243	-2.35
Foreign exchange	5,538	6,083	-545	-8.96
Collections and payments	43,972	41,595	2,377	5.71
Trade notes and drafts	9,957	10,324	-367	-3.55
Demand deposits	6,606	5,061	1,545	30.53
Credit and debit cards	22,547	21,316	1,231	5.78
Checks	1,381	1,536	-155	-10.09
Payment orders	3,481	3,358	123	3.66
Securities services	21,390	21,378	12	0.06
Securities underwriting and placement	221	875	-654	-74.74
Securities purchases and sales	8,249	9,021	-772	-8.56
Administration and custody	12,920	11,482	1,438	12.52
Marketing of nonbank financial products	50,258	41,981	8,277	19.72
Of which: mutual fund mgt. fees	45,382	38,138	7,244	18.99
Other fees	29,157	22,920	6,237	27.21
Total fees received	**160,411**	**144,296**	**16,115**	**11.17**
FEES & COMMISSIONS, NET	**124,768**	**110,831**	**13,937**	**12.58**



11.Yields and costs

data in %	2004		2003	
	As 30 of september			
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.19	1.60	1.23	1.75
Government debt securities	19.10	3.32	14.37	3.84
Due from banks	7.91	3.50	8.80	4.52
Credit facilities and loans	63.63	3.38	66.06	3.99
Fixed-income securities	2.82	2.39	5.13	3.00
Equity securities	1.22	6.56	0.85	5.72
Average earning assets	**95.88**	**3.37**	**96.43**	**3.95**
Other assets	4.12		3.57	
Average total assets a)	**100.00**	**3.23**	**100.00**	**3.81**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	18.65	2.61	19.83	3.40
Cusomer funds	69.26	1.62	69.66	1.93
Customer deposits	52.89	1.47	53.95	1.76
Deposits	37.17	1.24	39.92	1.52
Securities sold under repurchase agreement	15.72	2.02	14.03	2.45
Marketable debt securities	16.37	2.11	15.71	2.51
Subordinated liabilities	1.19	4.88	0.89	5.49
Average interest-bearing funds	**89.09**	**1.87**	**90.38**	**2.29**
Other liabilities	10.91		9.62	
Average total funds b)	**100.00**	**1.67**	**100.00**	**2.07**
Net interest margin a-b		**1.56**		**1.74**
Customer spread		**1.76**		**2.06**



12.Quarterly yields and costs

data in %	weighting	3Q03 rate	weighting	4Q03 rate	weighting	1Q04 rate	weighting	2Q04 rate	weighting	3Q04 rate
ASSETS										
Cash on hands and on deposit at central banks	1.23	1.51	1.25	1.46	1.19	1.74	1.18	1.50	1.21	1.58
Government debt securities	13.52	3.83	16.18	3.46	18.34	3.35	19.39	3.35	19.56	3.27
Due from banks	9.20	3.87	12.10	3.30	9.94	3.08	7.57	3.80	6.27	3.80
Credit facilities and loans	67.10	3.59	64.10	3.58	62.67	3.43	62.33	3.39	65.84	3.32
Fixed-income securities	4.46	2.60	1.93	2.52	1.55	2.12	4.13	2.51	2.79	2.35
Equity securities	1.00	2.02	0.81	1.45	1.40	7.20	1.33	8.21	0.95	3.36
Average earning assets	**96.52**	**3.56**	**96.36**	**3.46**	**95.10**	**3.39**	**95.93**	**3.42**	**96.62**	**3.29**
Other assets	3.48		3.64		4.90		4.07		3.38	
Average total assets a)	**100.00**	**3.44**	**100.00**	**3.33**	**100.00**	**3.22**	**100.00**	**3.28**	**100.00**	**3.18**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	18.39	2.97	18.41	3.05	17.85	2.73	19.58	2.57	18.52	2.56
Cusomer funds	70.80	1.70	69.47	1.67	69.61	1.62	68.65	1.61	69.50	1.62
Customer deposits	52.61	1.51	52.12	1.51	51.60	1.46	52.95	1.46	54.09	1.49
Deposits	38.70	1.30	37.03	1.31	36.61	1.22	36.94	1.24	37.96	1.26
Securities sold under repurchase agreement	13.91	2.10	15.09	2.02	14.99	2.05	16.01	1.98	16.14	2.03
Marketable debt securities	18.19	2.23	17.35	2.14	18.01	2.10	15.70	2.13	15.41	2.09
Subordinated liabilities	0.99	5.13	1.20	4.59	1.16	5.13	1.15	4.96	1.25	4.59
Average interest-bearing funds	**90.17**	**1.99**	**89.08**	**1.99**	**88.61**	**1.89**	**89.38**	**1.87**	**89.27**	**1.86**
Other liabilities	9.83		10.92		11.39		10.62		10.73	
Average total funds b)	**100.00**	**1.80**	**100.00**	**1.78**	**100.00**	**1.68**	**100.00**	**1.67**	**100.00**	**1.66**
Net interest margin a-b		**1.64**		**1.56**		**1.55**		**1.61**		**1.52**
Customer spread		**1.89**		**1.91**		**1.81**		**1.78**		**1.70**

Evolution Customer spread



2.50
2.25
2.00
1.75
1.50
1.89
1.70
Annualize quarterly rate
Sep 03
Dec
Mar
Jun
Sep 04

Return on lending and Cost of customer funds



5
4
3
2
1
3.59
3.32
1.70
1.62
Annualize quarterly rate
Sep 03
Dec
Mar
Jun
Sep 04
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €			Variation	
	09/30/2004	09/30/2003	Amount	%
Customer segments	124,065	127,135	-3,070	-2.41
PFS	9,450	9,491	-41	-0.43
Private Banking	18,529	16,988	1,541	9.07
Corporate Banking	25,424	26,378	-954	-3.62
Individuals	50,465	52,950	-2,485	-4.69
Small Businesses	16,516	16,159	357	2.21
Non resident individuals	3,681	5,169	-1,488	-28.79
Capital market	8,173	12,561	-4,388	-34.93
Other businesses	7,079	46,905	-39,826	-84.91
General-Purpose and Statistical allowances	-21,437	-73,968	52,531	-71.02
Corporate Center	-1,692	-14,080	12,388	-87.98
Income after taxes attributed to the Group	**116,188**	**98,553**	**17,635**	**17.89**
Pro memoria(before taxes):				
Statistical loan loss allowance	21,288	90,030	-68,742	-76.35
Mutual fund fees	55,023	46,524	8,499	18.27



14.Shareholders' equity and rating

Thousands of €	09/30/2004	09/30/2003	Variation Amount	Variation %
Paid-in capital and reserves	969,993	892,887	77,106	8.64
Minority interests	289,489	269,519	19,970	7.41
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-12,613	-15,264	2,651	-17.37
Intangible assets and others	-48,659	-32,703	-15,956	48.79
Tier 1	**1,175,985**	**1,092,214**	**83,771**	**7.67**
Revaluation reserve	22,225	22,225	-	-
General allowances	5,517	7,925	-2,408	-30.38
Subordinated debt financing	304,707	270,227	34,480	12.76
Recorded general loan loss allowance	295,448	276,941	18,507	6.68
Tier 2	**627,897**	**577,318**	**50,579**	**8.76**
Capital Base	**1,803,882**	**1,669,532**	**134,350**	**8.05**
Risk-weighted assets	14,902,477	13,548,756	1,353,721	9.99
Tier 1 (%)	7.89	8.06	-0.17	-2.11
Tier 2 (%)	4.21	4.26	-0.05	-1.20
Capital ratios (%)	12.10	12.32	-0.22	-1.79
Excess	611,684	585,632	26,052	4.45

Ratings

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	1.53
Dividend per share	0.78
Book value per share	12.81
Price at beginning of year	32.55
Low	28.50
High	35.60
Closing price	35.10
Appreciation in last quarter (%)	12.25
Appreciation in last 12 months (%)	14.22

Stock market ratios	
Price/Book value (times)	2.74
PER (price/earnings, times)	17.15
Dividend yield (%)	2.92

Number of shareholders	116,548
Number of shares	76,850,452
Number of shares held by nonresidents	22,704,278
Average daily trading (number of shares)	295,130
Average daily trading (thousands of euros)	9,287



Variations in earnings and dividend per share


0.60
0.50
0.40
0.30
0.20
Millions of euros
0.52
0.48
0.26
0.24
Sep 03
Dec
Mar
Jun
Sep 04
EPS
DPS

Bankinter's market capitalization trend


3,000
2,750
2,500
2,250
2,000
1,750
1,500
Millions of euros
2,697.45
2,333.76
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004

16.People

	09/30/2004	09/30/2003	Variation Amount	Variation %
Number of employees (*)	3,189	3,040	149.00	4.90
Average length of service of employees (in years)	10.59	10.79	-0.20	-1.85
Average age (in years)	37.00	37.11	-0.11	-0.30
Men (%)	54.95	55.36	-0.41	-0.74
Woman (%)	45.05	44.64	0.41	0.92
Employees who telework (%)	82.56	82.17	0.39	0.47
Internal job rotation (%)	21.38	21.68	-0.30	-1.38
External turnover (%)	6.47	4.74	1.73	36.50
Employees with university degrees and postgraduate studies (%)	68.02	68.19	-0.17	-0.25

(*) Full-time equivalent



17.Quarterly events

>> SOCIAL ACTION

The "Bankinter Solidaridad, FIM" investment fund in this quarter reached 12 million euros in assets enabling it, with the fees assigned, to build and maintain a new Conecta Network center for one year. This new center will be located in Madrid, in the district of Vallecas.

The Bank began commercializing this fund, "Bankinter Solidaridad FIM", on November 11 last year, its first initiative in its Social Action project.

The Conecta Network is an initiative led by the Esplai Foundation – an organization analyzed by the Foundation *Loyalty in the Guide to NGO Transparency and Good Practice* – directed at entities of a social nature, facilitating access by the most disadvantaged groups to information and communication technologies as a means of preventing and combating social exclusion.

During a year, a Conecta Network Center gives courses on digital literacy – computer initiation, text edition, speadsheets, email and surfing the Internet – to a minimum of 200 users; graphic processing and website edition to 80 users, and also providing free access, with advice from a dynamizer, for more than 4,000 hours.

>> INTERNET SECURITY

Bankinter has begun with all its cards to implement a secure Internet payment program which will allow all its clients with access codes to ebankinter.com to shop on-line with complete guarantee and, in turn, prevent possible high-jacking.

As well as for buyers, this system is particularly useful for businesses belonging to the Visa secure payment system called "Verified by Visa", or MasterCard's "MasterCard SecureCode" – which, with this initiative, Bankinter joins – by ensuring that the person doing the shopping is the cardholder, and so avoiding a significant number of returned items.

With this initiative, Bankinter takes a further step in the consolidation and development of e-commerce with a system which, without any added cost to the client or to businesses, guarantees the complete security of transactions.

>> PREFERENTIAL HOLDINGS

In this quarter, Bankinter Emisiones, S.A. has launched two new preferential holding issues, with the solid and irrevocable guarantee of Bankinter, S.A.

The first, launched in July for 339,518,900 euros each with a nominal and paid-up value of 50 euros, consisted of two tranches: the first, of up to 269,518,900 euros, was aimed exclusively at those with Preferential Bankinter Series A or B Holdings. The value of the second tranche was up to 70 million euros, and targeted all investors.

The second issue was launched in September, for a value of 70,000,000 euros, with possible extension to 90,000,000 euros, also with a nominal and paid-up value of 50 euros, aimed at all client groups.

Clients received both issues very well and they were placed in full, a demonstration of Bankinter's guarantee and recognition.

>> PRODUCTS

Bankinter has begun commercializing the BK 4 Alternative Deposit, a product based on Alternative Management. This is the fourth product of these characteristics which Bankinter has made available to its clients, following the success of the three previous placings.

The BK 4 Alternative Deposit guarantees, over a period of 5 years and 9 days (from November 2 2004 to November 11 2009) 100% of the capital invested, plus 100% of total gains from the Segura 4 Alternative Management Fund. Thus returns on this deposit are linked to the evolution of this fund, specialized in alternative management funds. Its profitability target is set at between 6% and 10% per annum, these returns combining with very low volatility, one of the features of this class of product.

The aim of the BK 4 Alternative Deposit, targeting Bankinter private banking clients, has been to continue to meet the specific demand from our customers for products which are appropriate at times of stock market uncertainty and great volatility, constituting a complementary source of revenue and able to reduce overall portfolio risk. In this sense, this product offers an opportunity to invest in assets which use alternative management to obtain high yields and with a scant correlation to traditional markets, while maintaining a conservative profile thanks to the total capital guarantee.

>> AWARDS AND ACKNOWLEDGMENTS

A report by Afinet, the Financial Analysts Group company, on the quality of the products and services offered by financial entities on the Internet, highlights the fact that ebankinter.com is, once more, the entity heading the sector ranking. This information was published on September 7 in the financial daily Cinco Días. To reach its conclusions, taking in 40 financial entities, the report analyzed 10 banking products according to criteria like the information offered by banks and savings banks on their websites, the level of consultancy provided to clients, the operability of their portals and the product range.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

BANKINTER
www.ebankinter.com